Exhibit 99.1

FUNTALK CHINA HOLDINGS LIMITED ANNOUNCES EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

BEIJING, July 25, 2011 — Funtalk China Holdings Limited (the “Company”) (Nasdaq: FTLK), a leading China-based retailer and wholesale distributor of wireless communications devices, accessories and content, announced today that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held at 9:00 am (Beijing time) on Monday, August 22, 2011, at the Company’s offices at 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, the People’s Republic of China, to consider and vote on the proposal to adopt the previously announced agreement and plan of merger, dated as of May 31, 2011, by and among Fortress Group Limited (“Parent”), a newly-formed entity jointly owned by ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, which is controlled by the chairman of the board of directors of the Company, Mr. Kuo Zhang, Huge Harvest Enterprises Limited, which is wholly owned and controlled by the chief executive officer of the Company, Mr. Dongping Fei, Kingstate Group Limited, which is wholly owned and controlled by Mr. Hengyang Zhou, executive president of Beijing Funtalk Century Technology Group Company Limited, an indirect wholly owned subsidiary of the Company, and Trend Focus Limited, which is wholly owned and controlled by Mr. Francis Kwok Cheong Wan, senior vice president of corporate investor relations of the Company, Fortress Merger Sub Limited, a wholly owned subsidiary of Parent (“Merger Sub”) and the Company (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent. If completed, the proposed merger would result in the Company becoming a privately held company and its ordinary shares would no longer be listed on the NASDAQ Global Market. The Company’s board of directors, acting upon the unanimous recommendation of the independent committee formed by the board of directors, approved the Merger Agreement and resolved to recommend that the Company’s shareholders vote to adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the merger.

Shareholders of record as of the close of business in the Cayman Islands on Monday, July 25, 2011 will be entitled to vote at the EGM. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3, and the proxy statement attached as Exhibit (a)(1) thereto, filed with the Securities and Exchange Commission (“SEC”), which can be obtained from the SEC’s website (http://www.sec.gov). In addition, shareholders will receive the definitive proxy statement by mail and requests for additional copies of the definitive proxy statement should be directed to Okapi Partners LLC, the Company’s proxy solicitor, toll free at +1 877 796 5274 (or +1 212 297 0720 outside of the United States). INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Funtalk China Holdings Limited

The Company is a retailer and distributor of wireless communications devices, accessories and content in 30 provinces in China. The Company has branch offices and regional distribution centers, operates a chain of mobile phone retail stores and has an internet retailing platform.

Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words “anticipate,” “believe, ” “estimate, ” “expect, ” “intend, ” “may, ” “plan, ” “predict, ” “project, ” “will, ” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company’s control. These factors include the risk factors detailed in the Company's filings with the SEC. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the Company or other parties. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

ICR, Inc.
Bill Zima
Tel: +86-10-6583-7511
Or: +1-203-682-8233
Email: bill.zima@icrinc.com

Funtalk China Holdings Ltd. (China)
Riva Zhang
Investor Relations Manager
Tel: +86-10-5709-1192
Email: ir@funtalk.cn

SOURCE Funtalk China Holdings Limited